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                                                                  EXHIBIT 2.1(J)

                                  EXHIBIT "J"

          Matters as to the Legal Opinion of Sachnoff & Weaver, Ltd.


     (a) The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Illinois, and qualified to do business in the state of Nevada, which is, to our knowledge, the only state in which such qualification is required. The Company has all requisite corporate power and authority to own its properties and to carry on the business in which it is now engaged, and has the full legal right and power required to execute and deliver the Asset Purchase Agreement and the Purchase Documents and to perform its obligations thereunder.

     (b) The execution, delivery and performance of the Asset Purchase Agreement and the Purchase Documents by the Company has been duly authorized by the director and shareholders of the Company and by all other necessary corporate action.

     (c) The Asset Purchase Agreement and the Purchase Documents are legally valid and binding obligations of the Company and Shareholders, enforceable against them in accordance with their respective terms, except that (i) such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and similar laws of general application relating to or affecting the rights and remedies of creditors, and by general equity principles and (ii) certain remedial, waiver and other provisions contained in the Asset Purchase Agreement and the Purchase Documents may be unenforceable, limited by applicable law or subject to the discretion of courts in enforcing such provisions.

     (d) The execution and delivery of the Asset Purchase Agreement and the Purchase Documents, the consummation of the transactions provided for therein, and the fulfillment of the terms thereof, (i) to our knowledge, will not result in the breach of the terms and provisions of, or result in a termination or modification of, or constitute a default under, or conflict with, or cause any acceleration of any obligation of the Company or the Shareholders under, or permit any other party to modify or terminate, any agreement or other instrument by which the Company or the Shareholders are bound, (ii) will not breach any of the terms and provisions of, or conflict with, the Articles of Incorporation or Bylaws of the Company, and (iii) to our knowledge, does not require the consent of any governmental authority or any third party, which consent has not been obtained except as set forth on Schedule A.

     (e) To our knowledge, except as set forth in the schedules attached to the Asset Purchase Agreement, the Company is not a party to, or threatened with, any suit, action, arbitration, administration or other proceeding, or governmental investigation, and, subject to the exceptions stated above, there is no judgment, decree, award or order outstanding against the Company.
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     (f) To our knowledge, except as set forth in the schedules attached to the
Asset Purchase Agreement, the Company has not received any notice from any federal, state or municipal authority, or any insurance or inspection body, that any of its properties, facilities, equipment, or business procedures or practices, fails to comply with any applicable law, ordinance, rule or regulation.